
April 21, 2021

Joseph Cosio-Barron
Chief Executive Officer
MAPTELLIGENT, INC.
2831 St. Rose Parkway
Suite #297
Henderson, Nevada 89052

Re: MAPTELLIGENT, INC.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed April 12, 202
File No. 024-11435

Dear Mr. Cosio-Barron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 1-A filed on April 12, 2021

Financial Statements, page F-1

1.   In your next amendment, please provide audited financial statements for the years ended December 31, 2020 and 2019 and updated auditor consent. Refer to Part F/S (b)(3)(A) of Form 1-A.

 You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Andrew Coldicutt